February 27, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention:	Steve Lo

Craig Arakawa

John Coleman

Anuja A. Majmudar

Irene Barberena-Meissner

Re:	Lifezone Metals Limited

Draft Registration Statement on Form F-4

Submitted January 3, 2023

CIK No. 0001958217

To the addressees set forth above:

On behalf of Lifezone Metals Limited (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-4 (the “Form F-4”), confidentially submitted on January 3, 2023. Concurrently with its submission of this letter to the Staff, the Company has confidentially submitted an amendment to the Form F-4 (the “Amended Form F-4”) with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments in the Staff’s letter to the Company, dated January 31, 2023, relating to the Form F-4. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Form F-4.

Draft Registration Statement on Form F-4

Cover Page

1.	Please revise to disclose the anticipated relative ownership of your common stock between the GoGreen Initial Holders (including Sponsor), PIPE Investors, existing GoGreen shareholders, and LHL Shareholders upon completion of the Proposed Transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amended Form F-4.

February 27, 2023

Industry and Market Data, page 3

2.	We note your use of industry and market data provided to you by Wood Mackenzie throughout the proxy statement/prospectus. Please revise to include the name and date of this report. To the extent you commissioned this information, please also provide Wood Mackenzie's consent in accordance with Rule 436.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amended Form F-4 to clarify that LHL commissioned the Wood Mackenzie report, and the Company will include the consent of Wood Mackenzie as an exhibit to the first public filing of the Form F-4.

Questions and Answers About the Proposed Transactions

Q: What will happen in the Proposed Transactions?, page 15

3.	Revise your disclosure to include the cash value of the total consideration for the proposed transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Amended Form F-4.

What equity stake will current GoGreen shareholders, the PIPE Investors and LHL Shareholders have in Lifezone Metals..., page 16

4.	We note your disclosure includes equity ownership under three different redemption scenarios. Revise your disclosure to include a presentation reflecting the dilutive impact of shares issuable to the LHL Shareholders and the Sponsor pursuant to each triggering event under the earnout arrangement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19-20 of the Amended Form F-4.

What interests do GoGreen's current officers and directors have in the Proposed Transactions?, page 20

5.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Amended Form F-4.

6.	We note your amended and restated memorandum and articles of association waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 111-112 of the Amended Form F-4.

February 27, 2023

Material Contracts, page 22

7.	Please file a copy of your Kelltech joint venture arrangement with Orkid S.a.r.l (a wholly owned subsidiary of SRL) as an exhibit to your registration statement, or tell us why you do not believe that it is a material agreement required to be filed pursuant to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included the joint venture arrangement with Orkid S.a.r.l. as Exhibit 10.26 to the Amended Form F-4, with redactions as permitted by Item 601(b)(10)(iv) of Regulation S-K, as the omitted information is not material and the omitted information is of the type that the Company customarily and actually treats as private or confidential.

Q: What happens if the Business Combination Proposal or the Merger Proposal is not approved?, page 22

8.	Please update your disclosure to describe the extension to the time to complete an initial business combination to April 25, 2023 and describe the payment from the sponsor relating to the additional extension period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 111, 136, 195 and 304 of the Amended Form F-4.

Q: If I hold GoGreen warrants, can I exercise redemption rights with respect to my GoGreen warrants?, page 24

9.	Please clarify whether public shareholders that redeem their shares will be able to retain their warrants. To the extent they will be able to retain their warrants, please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 125 of the Amended Form F-4.

As we do not own the entire interest in our technology licensing, refinery and metals extraction businesses, other shareholders, page 57

10.	We note your disclosure that in the event the Tranche 3 Investment is consummated, BHP would own a majority equity interest in KNL (representing a 51% indirect interest in TNL) and you would indirectly hold the remaining equity interest, and KNL would cease to be a majority-owned subsidiary of Lifezone Metals from that time onwards. We also note your disclosure on page 52 that your current business strategy relies on the Tranche 3 Investment by BHP and you expect to largely rely on BHP to develop the Kabanga Project and operate the mine. Please revise your disclosure here or add a separate risk factor which clearly addresses the related economic impact to your shareholders, including GoGreen shareholders. Please also add a Q&A in your Questions and Answers section discussing the risks to shareholders relating to the Tranche 3 Investment.

Response: The Company respectfully notes that it believes that both scenarios mentioned in the Staff’s comment will have a limited economic impact on its shareholders, including the GoGreen shareholders. Further, various risks in relation to BHP’s Tranche 3 Investment have been highlighted in the “Risk Factors” section under “The Tranche 3 Option Agreement includes certain restrictive covenants in relation to the Kabanga Project and Lifezone Limited during the period prior to the exercise of the Option under the Tranche 3 Option Agreement, which may limit our ability to explore other growth opportunities”, “The Tranche 3 Investment by BHP into KNL is subject to negotiation, approval and various conditions, such as receiving favorable results of the Definitive Feasibility Study, and may not be consummated. Further, BHP may choose not to invest in KNL regardless of the outcome of the Definitive Feasibility Study. Failure to receive these funds or to not have BHP’s involvement could result in delays to the development of the Kabanga Project and further have an adverse effect on KNL.” and “In the event BHP completes the Tranche 3 Investment and gains majority control of KNL, LHL and Lifezone Limited may be classified as inadvertent investment companies for the purposes of the Investment Company Act of 1940 (“ICA”), which may have a material adverse effect on us.” on pages 64, 63 and 105 of the Amended Form F-4, respectively. In response to the Staff’s comment, the Company has updated the risk factors on pages 57-58 and 63 of the Amended Form F-4, and added a Q&A on pages 16-17 of the Amended Form F-4.

February 27, 2023

Risk Factors

Risks Related to GoGreen and the Proposed Business Combination, page 104

11.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 118-119 of the Amended Form F-4.

We may not be able to complete the proposed Business Combination or any other business combination within the prescribed time frame, page 104

12.	Please revise to describe the Extension Period and applicable Extension Payment and update to reflect the extension to the time to complete an initial business combination period to April 25, 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Amended Form F-4.

Sponsor Support Agreement, page 144

13.	We note that certain shareholders entered into a Sponsor Support Agreement and agreed to, among other things, waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company notes that in connection with the initial public offering (the “IPO”) of GoGreen, the underwriters for the IPO (the “Underwriters”) required as a condition precedent to the IPO in the underwriting agreement that each of Sponsor and all of the directors and officers of GoGreen (together with the Sponsor, the “Insiders”) enter into a letter agreement with GoGreen pursuant to which each Insider agreed, among other things, not to redeem any Class A or Class B ordinary shares owned by such Insider in connection with the initial business combination of GoGreen.1

Further, in connection with entering into the Business Combination Agreement with the Company, the Company required as a condition precedent to entering into the Business Combination Agreement that the Sponsor enter into the Sponsor Support Agreement pursuant to which the Sponsor agreed, among other things, not to redeem any Class A or Class B ordinary shares owned by the Sponsor in connection with the business combination with the Company, and that such Sponsor Support Agreement could not be amended or waived without the written consent of the Company.2

[1]	Note: Please see (i) Section 6(l) of the Underwriting Agreement filed as Exhibit 1.1 to GoGreen’s registration statement on Form S-1 filed with the Commission on July 1, 2021 (the “IPO S-1”) and (ii) Section 1(ii) of the Letter Agreement filed as Exhibit 10.2 to the IPO S-1.

[2]	Note: See the 8th Whereas clause in the recitals in the Business Combination Agreement and Section 3.6 of the Sponsor Support Agreement.

February 27, 2023

Ancillary Documents

New Registration Rights Agreement, page 145

14.	We note that you will enter into a new registration rights agreement which will require Lifezone Metals to register the resale under the Securities Act certain shares of Lifezone Metals Ordinary Shares and other equity securities of Lifezone Metals that are held by the parties to the agreement. Please revise to disclose the amount of shares of common stock which will be subject to this registration rights agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Amended Form F-4.

Description of negotiation process with candidates other than Lifezone, page 149

15.	You disclose that GoGreen submitted non-binding indications of interest, term sheets or proposals to three other companies in addition to Lifezone. You identify these private companies as Company A, Company B and Company C and note that each focused on the green transition that were consistent with GoGreen’s search criteria and that you engaged in discussions with each of these companies but that GoGreen’s board ultimately determined not to proceed with any of these potential business combination targets. However your disclosure in this section appears to focus almost exclusively on the Lifezone transaction. Please expand your discussion in this section to describe the process utilized to evaluate the other potential targets. Please discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any alternative offers that were made or received. Your disclosure should clearly describe the reasons you did not further consider any alternative proposal.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 159-160 of the Amended Form F-4.

February 27, 2023

The Business Combination

Background of the Proposed Transactions

Description of negotiation process with Lifezone, page 152

16.	You disclose that on March 3, 2022 GoGreen submitted an initial letter of intent and the parties continued their negotiations over a variety of terms including matters related to Lifezone providing exclusivity, valuation, earn-outs, the scope of lock-ups, board governance of the combined company, closing conditions and other terms customary for a transaction of the type being proposed. Please expand your disclosure to include a more detailed description of the negotiations surrounding the material terms of the proposed transactions, including quantitative information where applicable. Your revised disclosure should ensure that investors are able to understand how the terms of the letter of intent evolved during negotiations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 162 of the Amended Form F-4.

17.	You disclose that on March 24, 2022, GoGreen submitted a final draft of the initial letter of intent to Lifezone, which was accepted and signed by Lifezone that same day. The agreed initial letter of intent contained non-binding terms implying a pre-money equity value ascribed to LHL of $611 million. You further disclose that in arriving at the pre-money equity value, the parties considered the results of GoGreen’s preliminary analysis of Lifezone, as well as the valuation ascribed to Lifezone "in prior financing transactions." Please revise your disclosure to summarize these analyses, and explain how these analyses were applied to determine Lifezone's enterprise value. Also, clarify whether GoGreen's preliminary analysis was the preliminary financial model of Lifezone presented to GoGreen by Sprott on February 23, 2022, which was composed of data related to comparable companies and different scenarios related to mine development, including base and upside cases, with and without using Hydromet Technology.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 162 of the Amended Form F-4.

18.	You disclose that terms of the Amended LOI included an updated valuation of a pre-money value ascribed to LHL of $626.8 million as well as other revised terms. Please revise to discuss the factors considered and the reasons for the increased valuation and additional details regarding any negotiations surrounding the minimum cash condition and earnout portion of the consideration.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 164 of the Amended Form F-4.

Material Tax Considerations, page 167

19.	We note your disclosure that the Merger is expected to constitute a transaction treated as a “reorganization” under Section 368(a)(1)(F) of the Code. Your disclosure further indicates that if the Merger qualifies as reorganization, a U.S. Holder who owns GoGreen securities and who exchanges such GoGreen securities for Lifezone Metals securities in the Merger generally is not expected to recognize gain or loss and the remainder of this section assumes that the Merger will be respected as a “reorganization.” As a result, it appears that the tax consequences may be material to shareholders. Please revise your disclosures to identify tax counsel and file a related opinion or provide us an analysis explaining why it is not necessary to do so. For guidance, refer to Section III of Staff Legal Bulletin 19 (Oct. 14, 2011).

Response: The Company respectfully advises the Staff that Latham & Watkins LLP intends to deliver an opinion of counsel to the Company based on customary representations and assumptions regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (the “Tax Opinion”). The Company has revised the exhibit index to the Amended Form F-4 on page II-2 of the Amended Form F-4 to reflect the Tax Opinion.

February 27, 2023

Information Related to GoGreen

Permitted Purchases of our Securities, page 181

20.	We note your disclosure here and on pages 19 and 105 that the Sponsor, directors, officers, advisors or any of their respective affiliates may purchase shares in privately negotiated transactions or in the open market prior to the proposed transactions. You further state that the purpose of the share purchases could be to vote in favor of the business combination. Please provide your analysis on how such purchases comply with Rule 14e-5.

Response: The Company respectfully acknowledges the Staff’s comments and makes reference to Compliance and Disclosure Interpretation (“C&DI”) Question 166.01 related to the list of parameters under which the Staff would permit any such applicable purchases of GoGreen securities by Sponsor or its affiliates outside of the redemption offer.

The Company agrees and confirms that any purchase of GoGreen securities will comply with the conditions indicated in C&DI Question 166.01. In response to the Staff’s comments, the Company has also revised its disclosure on pages 22, 112 and 193 of the Amended Form F-4 to clarify that any public shares purchased by the Sponsor or affiliates of GoGreen will (i) be purchased at a price no higher than the price offered through the redemption process, (ii) not be voted in favor of the Proposed Transactions and (iii) not have redemption rights, or such rights would be waived. The Company also respectfully informs the Staff that GoGreen intends to file in a Form 8-K the requisite information outlined in C&DI Question 166.01.

Information About Lifezone Holdings Limited, page 196

21.	Please revise to fully describe the Kell-Sedibelo-Lifezone Refinery pursuant to Item 102 of Regulation S-K. In the description include the location, with appropriate maps, and an update on the project construction including the percentage of construction completed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 210 of the Amended Form F-4.

Intellectual Property, page 208

22.	We note your disclosure that you have been granted or issued 112 patents and have 11 applications pending in 59 jurisdictions relating to your Hydromet Technology and associated processes. We also note your disclosure that you exclusively own the patents for the Kell Process Technology. Please disclose the type of patent protection, expiration dates, and applicable jurisdictions relating to your material patents.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 220-221 of the Amended Form F-4.

February 27, 2023

The Description of the Kabanga Project, page 241

23.	Please revise to include the following property disclosure with respect to the Kabanga project pursuant to Item 1304(b) of Regulation S-K:

●	describe existing infrastructure including roads, railroads, airports, ports, sources of water, and electricity,

●	describe the name, number, and title of mineral rights including size or acreage, required payments, royalties, and expiration dates,

●	describe any updates with respect to the hydrometallurgical process testing,

●	include the total cost or book value of the property and its associated plant and equipment, and

●	describe any significant encumbrances to the property.

Response: Regarding the Staff’s comment to (i) describe existing infrastructure including roads, railroads, airports, ports, sources of water, and electricity, the Company has revised its disclosure on pages 257 and 262 of the Amended Form F-4 to address the Staff’s comment, (ii) describe the name, number, and title of mineral rights including size or acreage, required payments, royalties, and expiration dates, the Company has revised its disclosure on page 255 of the Amended Form F-4 to address the Staff’s comment, (iii) describe any updates with respect to the hydrometallurgical process testing, the Company has revised its disclosure on page 258 of the Amended Form F-4 to address the Staff’s comment, (iv) include the total cost or book value of the property and its associated plant and equipment, the Company has revised its disclosure on page 253 of the Amended Form F-4 to address the Staff’s comment and (v) describe any significant encumbrances to the property, the Company confirms that there are no significant encumbrances on the Kabanga Project beyond the disclosure in the Form F-4 and accordingly the Company has made no revision to the disclosure.

24.	We note that you disclose historical estimates of mineral resources in your filing. Please explain the basis for the inclusion of these historical estimates in your filing considering only current mineral resources, as defined under Item 1300 of S-K, should be disclosed in Commission filings. To the extent you are relying on the provisions of Item 1304(h) of Regulation S-K, please clearly explain why this guidance applies to your situation based on the structure of your transaction.

Response: In response to the Staff’s comment, the Company has removed references to the historical estimates of mineral resources from the Amended Form F-4, and disclosures in respect of current mineral resource estimates have been included based on a new Technical Report Summary that has been included as Exhibit 96.1 to the Amended Form F-4.

February 27, 2023

25.	Please revise to include the information required under Item 1305 of Regulation S-K with respect to your internal controls.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 260-262 of the Amended Form F-4.

Unaudited Pro Forma Condensed Combined Financial Information

Earnout, page 270

26.	Please tell us how you plan to account for the earnout shares, providing the authoritative literature that supports your view. Please also tell us how you considered any pro forma adjustments for these earnout shares.

Response: In response to the Staff’s comment, the Company has revised the pro forma financial statements to include a separate adjustment for the share based compensation for the Sponsor and LHL Shareholder earnouts. Adjustment H on pages 300-301 of the Amended Form F-4 records the Sponsor earnout shares and Adjustment I on page 301 of the Amended Form F-4 records the LHL Shareholder Earnout Shares, each to be granted upon certain triggering events.

The Company considered the earnout arrangements in connection with the listing services provided by the Sponsor and the management services provided by the vast majority of the LHL Shareholders in accordance with IFRS 2 after consideration of treatment under IFRS 3. IFRS 3 provides guidance which indicates that in both cases the Sponsor earnout and the LHL Shareholder earnout should be considered remuneration and accordingly, either IFRS 2 or IAS 19 should be applied. Since these transactions are not settled in cash or other assets, the Company respectfully believes that IAS 19 does not apply. These earnout arrangements are equity-settled share-based payment transactions in which the entity issuing the equity instruments is receiving services and recording the stock based compensation expense.

Basis of Pro Forma Presentation, page 272

27.

We note you describe the second pro forma scenario, or Scenario 2, as “Assuming Redemptions up to Minimum Cash Condition.”  However, your narrative discussion appears to describe a scenario in which the GoGreen shareholders redeem 50% of their shares, resulting in a cash balance that exceeds the $50 million Minimum Cash Condition defined at page 113.  Please explain how your description of this scenario is appropriate or revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 289 of the Amended Form F-4.

1. Basis of Presentation, page 278

28.	Please tell us how presenting an unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 complies with Rule 11-02(c)(2) of Regulation S-X which requires pro forma condensed statement of operation be filed for only the most recent fiscal year and interim period.

Response: The Company respectfully submits that it has included an unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 in response to Sections 3230.1 and 3230.2 of the Division of Corporation Finance Financial Reporting Manual (“FRM”). Section 3230.1 of the FRM states that “[u]nless the pro forma information gives effect to one of the two items (in Section 3230.2) below, a pro forma statement of comprehensive income should not be presented for more than one complete fiscal year”. Section 3230.2 states that “[p]ro forma presentation of all periods is required ... For a business combination to be accounted for as a reorganization of entities under common control” and sets forth the following example: “A registrant files a registration or proxy statement that includes financial statements that do not yet reflect a combination to be accounted for as a reorganization of entities under common control. Pro forma statements of comprehensive income are typically required for each fiscal year for which the registrant’s historical financial”. As the Form F-4 includes financial statements for the fiscal year ended December 31, 2020 of Lifezone Limited and KNL that do not yet reflect a combination accounted for as a reorganization of entities under common control, the Company included the unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2020.

February 27, 2023

Pursuant to Section 71003 of the FAST Act and C&DI Question 101.04, the Company did not include interim period pro forma condensed statements of comprehensive income in its confidential submission of the Form F-4. The Company believes it will commence its offering at a time when annual financial information for 2022 will be required. Accordingly, the Company has not included interim financial information related to 2022 in the confidential submissions of the Form F-4 or the Amended Form F-4, as the Company believes it will not be required to present separately financial statements covering any such interim period at the time the Form F-4 is declared effective.

In the Company’s next filing of the Form F-4, the Company intends to include full year 2022 consolidated financial statements for LHL. Additionally, consistent with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) and Section 13410.1 of the FRM, the Company intends to include combined LHL financial statements for fiscal year 2021, rather than the separate financial statements for Lifezone Limited and KNL.

3. Pro-Forma Adjustments, page 279

29.

We note pro forma adjustment (C) indicates that in calculating the expense for the difference between the fair value Lifezone Metals shares issued to GoGreen net assets contributed in accordance with IFRS 2, you have estimated the fair value of share consideration based on Lifezone Metals’ enterprise valuation of approximately $1.4 billion.  Please expand your disclosure to provide details sufficient to understand how you determined Lifezone Metals’ enterprise valuation and for each scenario presented, the total consideration transferred including’its underlying components and how the fair value of share consideration was measured and calculated.  In addition, revise to show how the amounts of GoGreen’s net assets were derived. Refer to Rule 11-02(a)(11)(ii)(A) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 299 of the Amended Form F-4.

30.	Please expand your discussion of pro forma adjustment (D) to show the gross amounts of share capital and share premium that resulted in the increase of $6 thousand and $35 million, respectively.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 299 of the Amended Form F-4.

February 27, 2023

Management’s discussion and Analysis of financial Condition and Results of Operations of LHL, Lifezone Limited and KNL

Lifezone Limited

I. Critical Accounting Policies and Estimates

i. Revenue recognition, page 302

31.	We note your revenue is attributable to Lifezone Limited’s consulting and management services with regard to its licenses of patents for use in mineral beneficiation operations primarily in Africa. Please expand your disclosure to further describe your accounting policy under the five-step process outlined in IFRS15 as specifically applied to your consulting and management services agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 322 of the Amended Form F-4.

Key Business and Non-IFRS Financial Measures, page 309

32.	You disclose that you use projected Adjusted EBITDA as a key business and non-IFRS financial measure to evaluate your business, identify trends affecting your business, formulate business plans and make strategic decisions and you present multiple calculations of this measure on pages 309 and 310. Your disclosure at page 159 appears to indicate that you view these amounts as prospective financial information that was provided to GoGreen in their evaluation of the Proposed Transactions. Please tell us whether you consider this measure as a non-GAAP financial measure subject to the provisions of Item 10(e) of Regulation S-K or if you are only providing these projections as prospective information for the reasons described at page 159. If the latter, please revise your disclosure to clarify the reasons the information was prepared and the purpose for their inclusion in the registration statement.

Response: The Company has included projected Adjusted EBITDA in the Form F-4 only because such information was provided to GoGreen in their evaluation of the Proposed Transactions. Please note that the calculations previously on pages 309 and 310 of the Form F-4 have been moved to the sectioned titled “The Business Combination— Certain Prospective Unaudited Financial Information of LHL” in the Amended Form F-4, and the Company has revised its disclosure on pages 3 and 171-172 of the Amended Form F-4 to address the Staff’s comment.

33.	You present the table starting with the base case Adjusted EBITDA along with metal price sensitivity on 10% intervals and various cost estimates. Please revise to address the following:

●	Clarify the period(s) of timeframe that these projections relate to;

●	Further describe the costs included in your estimates of costs per ton, how you determined these cost amounts, and describe in detail the underlying assumptions used in determining these estimates;

●	Explain how you determined the base prices for nickel, copper and cobalt and why you believe these prices are reasonable;

February 27, 2023

●	Include in footnote (1), as an example, how base revenue of $1,258 million is calculated; and

●	Clearly describe the basis for the operating expense and royalty amounts, the underlying assumptions used to determine these expenses and why you believe the underlying assumptions are reasonable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 171-173 of the Amended Form F-4.

Capital Expenditures

Lifezone Limited, page 310

34.	You disclose that you estimate your IP Licensing business will require significant capital expenditure over the next 24 months. Please revise to separately quantify your estimates of capital expenditures for laboratory and test work facilities and research and development and patent applications.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 329 of the Amended Form F-4.

Kabanga Nickel Limited, page 310

35.	Please revise to further describe your plans to fund $1.3 billion of estimated capital expenditure required for the development of the Kabanga mining and refining operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 329 of the Amended Form F-4.

Kabanga Nickel Limited

Consolidated Financial Statements For the Year Ended December 31, 2021 and 2020

Consolidated Statement of Cash Flows, page F-63

36.	Please tell us your basis for presenting the release of the $8 million restricted deposit from escrow as a cash flow from operating activities.

Response: After consideration of the Staff’s comment, KNL has restated the release of the $8 million restricted deposit from escrow to be shown as an investing activity rather than an operating activity, which better represents the nature of the transaction. The corresponding disclosures on pages 326 and F-67 of the Amended Form F-4 have been updated accordingly.

February 27, 2023

Notes to the Consolidated Financial Statements

12 Interests in Other Entities, page F-77

37.	We note that you assigned and recorded $12.7 million of the $13.5 million purchase price to intangible mining data in accounting for the purchase of Kabanga Holdings Limited and Romanex International Limited in April 2021. You also state that these two entities were the previous license holders and owners of assets related to the Kabanga nickel project. Please address the following points:

●	Tell us your basis for assigning the majority of the purchase price to the mining data asset and how this asset is a valid recognizable intangible asset under IFRS, citing the authoritative guidance that supports your view.

●	Tell us why no value was assigned to any licenses or exploration rights held by KHL and RIL related to the Kabanga nickel project

●	Explain your basis for classifying the mining data asset as indefinite lived given that it is related to a mineral project.

Response: The Company respectfully advises the Staff that the purchase price of the mining data asset was determined based on the consideration paid for an asset purchase less the values of the tangible assets. The values of the tangible assets were based on fair market values of those identifiable assets. The assets acquired did not meet the definition of a business under IFRS 3 and therefore was accounted for under purchase accounting.

The Company respectfully advises the Staff that no value was assigned to the licenses and exploration rights held by Kabanga Holdings Limited and Romanex International Limited as the licenses and rights had expired prior to the consummation of the assets purchase.

The Company respectfully advises the Staff that the mining data has been given an indefinite life due to the nature of the data. Specifically, the data does not expire, nor is it used in identifiable pieces which would be subjected to amortization. The data either has future value, or it does not, and is thus subjected to an impairment test no less than annually.

General, page 1

38.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that GoGreen’s sponsor, GoGreen Sponsor 1 LP, is a limited partnership organized in Delaware with its principal place of business in Texas. The general partner of the Sponsor is GoGreen Holdings 1 LLC, a limited liability company organized in Delaware with its principal place of business in Texas (the “Sponsor GP”). The managing member of the Sponsor GP is John Dowd, a U.S. citizen. Based on information provided to it by the Sponsor, the Company believes that neither the Sponsor nor the Sponsor GP is a “foreign person” (as such term is defined in 31 C.F.R. § 800.224).

February 27, 2023

Other entities or individuals associated with or otherwise involved in the transaction are, are controlled by or have substantial ties with a non-U.S. person. Specifically, certain Key LHL Shareholders (representing, in the aggregate, approximately 91.5% of all LHL shares held by the LHL Shareholders) are non-U.S. persons, including without limitation: (1) Keith Liddell (UK national); (2) Keith and Jane Liddell jointly (both UK nationals); (3) Varna Holdings Limited (an entity organized under the laws of the British Virgin Islands); (4) BHP Billiton (UK) DDS Limited (an entity organized under the laws of England and Wales); (5) Peter Smedvig (a UK national); (6) Kamberg Investments Limited (an entity organized under the laws of the British Virgin Islands); (7) Duncan Bullivant (a UK national); and (8) Hermetica Limited (an entity organized under the laws of England and Wales). In addition, GoGreen, Merger Sub, certain of the PIPE Investors and the GoGreen Initial Shareholders are non-U.S. persons.

Each of the Company and LHL is a foreign person. Each of them is organized under the laws of the Isle of Man and has its principal place of business in the Isle of Man. Neither the Company nor LHL is an operating company. LHL conducts operations through its subsidiaries, and these operations are focused in Europe and Africa. Neither the Company nor LHL has any subsidiary, branch office or fixed place of business in the United States.

Although the Company does not believe that either it or LHL (or, for the avoidance of doubt, any of LHL’s subsidiaries) qualifies as a “U.S. business” or a “TID U.S. business”, as such terms are defined in the regulations of CFIUS, to the extent CFIUS, which has broad authority to interpret its regulations, assesses differently, it is possible that CFIUS could determine that the Company, LHL, or one or more of LHL’s subsidiaries is, or contains, a U.S. business, and that the Proposed Transactions or portions thereof are within CFIUS’s jurisdiction based on the investments of one or more of the LHL Shareholders, PIPE Investors or GoGreen Initial Shareholders that is a “foreign person”, as such term is defined in the CFIUS regulations. Therefore, in light of the status of certain LHL Shareholders, PIPE Investors and GoGreen Initial Shareholders and GoGreen and Merger Sub as foreign persons, at the Staff’s request, Company has revised its disclosure on pages 120-121 of the Amended Form F-4 to address the Staff’s comment.

39.	We note certain language used throughout your filing that does not appear to be supported by a current mineral resource or reserve, as defined by Item 1300 of Regulation S-K, or by process testing using your proprietary technology, such as the disclosure on page 32 describing one of the world's largest and highest grade undeveloped sulphide deposits and proprietary green processing technologies. Please revise your filing to modify these disclosures.

Response: In response to the Staff’s comment, the Company has removed references to the historical estimates of mineral resources from the Amended Form F-4, and disclosures in respect of current mineral resource estimates have been included based on a new Technical Report Summary that has been included as Exhibit 96.1 to the Amended Form F-4. The Company respectfully submits that the disclosures made in relation to the Kabanga Project are based on the Mineral Resource Estimate included in the Technical Report Summary and the publicly available mineral resource/reserve estimates of comparable mining projects and the disclosures in relation to the Hydromet Technology are based on the studies referred to under “Information about Lifezone Holdings Limited—Description of our Hydromet Technology” on page 213 of the Amended Form F-4. Additionally, the Company has added disclosure related to recent testing of the Hydromet Technology on page 258 of the Amended Form F-4.

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February 27, 2023

Any comments or questions regarding the foregoing should be directed to the undersigned at 713.546.7420 or ryan.maierson@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson
of LATHAM & WATKINS LLP

Enclosures

cc:

John Dowd

GoGreen Investments Corporation

1021 Main Street, Suite 1960

Houston, Texas 77002

John Dowd

Lifezone Metals Limited

c/o GoGreen Investments Corporation

1021 Main Street, Suite 1960

Houston, Texas 77002

Nick S. Dhesi

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

United States

Chris Showalter

Keith Liddell

Lifezone Holdings Ltd

Commerce House

1 Bowring Road, Ramsey

Isle of Man, IM8 2LQ

Richard Hall

Alyssa Caples

G.J. Ligelis Jr.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Tom Coulter

Travers Smith LLP

10 Snow HI

London EC1A 2AL

United Kingdom